EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

						Three Months Ended
	Year Ended December 31,					March 31,
	2012	2013	2014	2015	2016	2017
Earnings
Income (loss) before income taxes	$245,874	$363,017	$814,468	$ (56,371)	$ (371,554)	$39,862
Add: Fixed charges	73,932	112,282	167,890	170,624	159,260	39,719
Add: Amortization of capitalized interest	671	1,009	1,718	3,315	4,935	1,858
Less: Capitalized interest	(3,298)	(4,592)	(8,850)	(18,582)	(16,848)	(2,820)
Total earnings (loss)	$317,179	$471,716	$975,226	$98,986	$ (224,207)	$78,619

Fixed charges
Interest expense	$70,143	$107,165	$158,390	$149,648	$140,305	$36,321
Capitalized interest	3,298	4,592	8,850	18,582	16,848	2,820
Rental expense attributable to interest	491	525	650	2,394	2,107	578
Total fixed charges	$73,932	$112,282	$167,890	$170,624	$159,260	$39,719

Ratio of earnings (loss) to fixed charges (1)	4.29	4.20	5.81	—	—	1.98

(1)
Due to the Company's net pre-tax loss for the years ended December 31, 2016 and 2015, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $383.5 million and $71.6 million for the years ended December 31, 2016 and 2015, respectively, to achieve a coverage of 1:1.